Exhibit 99.1

PRESS RELEASE

Magic Software to Announce Fourth Quarter and Full Year 2022 Financial Results on March 9th, 2023

Or Yehuda, Israel, February 7, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and low-code application development platforms, announced today that it will report its financial results for the fourth quarter and full year of 2022 on Thursday, March 9th, 2023.

Management will host a conference call on Thursday, March 9th, 2023, at 10:00 a.m. Eastern Daylight Time (17:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

Please call the following numbers (at least 5 minutes before the scheduled time) in order to participate:

●	From North America: +1-866-652-8972

●	From UK: 0-800-917-9141

●	From Israel: 03-918-0650

●	All others: +972-3-918-0650

If you are unable to join live, a replay of the call will be available on the company’s website, www.magicsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms and a vendor of software services and IT outsourcing software services. With over 35 years of experience, millions of installations worldwide and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

For more information, visit www.magicsoftware.com.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic’s most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.